United States securities and exchange commission logo





                              August 17, 2022

       Daniel Noreck
       Chief Financial Officer and Treasurer
       TechTarget, Inc.
       275 Grove Street
       Newton, MA 02466

                                                        Re: TechTarget, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-33472

       Dear Mr. Noreck:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Other
       Investor Presentation May 2022, page 19

   1. We note your disclosure of "net annual revenue retention," which you define as the "total of GAAP revenue from
all customers at the end of the respective year divided by the total revenue generated by
the same group of customers at the end of the prior year; net annual revenue retention as we
define it excludes customers that do not produce revenue in the respective year."
Please clarify for us what year(s) the term "respective year" refers to when you say the
measure "excludes customers that do not produce revenue in the respective year." For
example, tell us whether this refers to the current year (for which the measure is being
presented), the prior year, or either year. Please also consider clarifying the language in the
definition to state, if true, that the measure uses revenue for the year rather than at the end
of the year. Finally, if this measure excludes customers that do not produce revenue in a
year, please explain to us how this is a measure of retention and not
 Daniel Noreck
TechTarget, Inc.
August 17, 2022
Page 2
         a measure of same customer sales. It appears that a measure of retention would compare revenue for the current year to revenue for the prior year for all customers from the prior year, regardless of whether they continued as a customer in the current year. Please advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Trends
Customer Demographics, page 38

2. Please explain to us and disclose the use of the metric revenue from legacy global customers by management in monitoring and managing your business, why this measure provides useful information to investors, and how this metric or KPI is derived from GAAP revenue on a year over year basis. You reference the ten historically largest on premises hardware technology customers both here and in your earnings call for the year ended December 31, 2021, but don't discuss the importance to your business. Refer to the Staff Release 33-10751 on key performance indicators and metrics in Management's
         Discussion and Analysis of Financial Condition and Results of
Operations.
Results of Operations
Comparison of Fiscal Years Ended December 31, 2021 and 2020
Revenues, Cost of Revenues and Gross Profit, page 43

3. Where you attribute material fluctuations in your revenues, costs, and expenses to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. For example, quantify the revenue growth attributed to the integration of BrightTALK Limited acquired in December 2020, Priority
         Engine, lead generation and brand revenue. Refer to Item 303(b) of Regulation S-K. In addition, we believe your disclosures could be improved by:

              increasing the use of tables to present dollar and percentage changes in accounts and margin rates, rather than including such information in narrative text form;
           using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
           refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for
FirstName LastNameDaniel          the individual factors in the tables above;
and
                              Noreck
           ensuring that all material factors are quantified and analyzed. Comapany NameTechTarget, Inc.
AugustPlease   provide
        17, 2022  Page us
                        2 with a copy of your intended revised disclosure. FirstName LastName
 Daniel Noreck
FirstName
TechTarget,LastNameDaniel Noreck
            Inc.
Comapany
August 17, NameTechTarget,
           2022            Inc.
August
Page 3 17, 2022 Page 3
FirstName LastName
Notes to Consolidated Financial Statements
Note 3. Revenue, page 66

4. We note that you report disaggregated revenue by geography and that your operations span many complimentary, but distinct product and service offerings. Your disaggregated revenue by geography provides the same information as the geographic data provided in
         Note 14 - Segment Information, as required by ASC 280-10-50-41a. Please revise to disclose disaggregated revenue and information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed on the face of your statements of income. Refer to ASC 606-
         10-50-5 to 50-6 and 55-89 to 55-91. In this regard, we note that you attribute changes in results of operations on page 43 to various product and service offerings, you have internally looked extensively at the dynamics between IT Deal Alert and other offerings and have evaluated whether growth in IT Deal Alert customers is taking away from other products for those same accounts, you disclose that Priority Engine products increased
         17% to $61.2 million in 2021, and that your May 2022 investor presentation quantifies the rise in subscription revenue as a percent of total revenue.
Note 8. Intangible Assets, page 71

5. To the extent that the useful lives for different types of intangibles, for example
         'Customer, affiliate and advertiser relationships' ranging from 5 to 19 years, are 5% of greater of total assets, please disclose each class separately in your footnote. Refer to
         ASC 350-30-50 and Rule 5-02(15) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services